Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

Rite Aid Corporation (the “Company”) distributed a “Down to Business” presentation of John Standley, Chairman and Chief Executive Officer of the Company, providing information about the Company’s operating results for its first fiscal quarter ended June 2, 2018. A copy of the script and related presentation are below. For more information regarding the operating results for the Company’s first fiscal quarter ended June 2, 2018, see the Company’s Current Report on Form 8-K filed on June 27, 2018.

Down To Business with John Standley – Q1 Fiscal 2019 Results

Hello everyone, and welcome to Down to Business. Today, I’d like to take some time to discuss our first-quarter results, which reflect strong performance in our Retail Pharmacy Segment for a second consecutive quarter as we also made operational investments in our Pharmacy Services Segment.

Also during the quarter, we continued pursuing a tremendous opportunity to combine with Albertsons and create a truly differentiated leader in food, health and wellness. We’ll talk more about this potential combination in just a few moments. First, let’s take a closer look at our results.

Overall, net loss from continuing operations was $41.7 million compared to $36.0 million in last year’s first quarter. After accounting for certain one-time costs and other items, our Adjusted net loss of $0.01 per share stayed consistent with last year’s performance.

Adjusted EBITDA from continuing operations was $147.3 million compared to last year’s pro-forma Adjusted EBITDA of $160.0 million. For the purposes of comparing our results to the prior year, last year’s pro-forma number includes fee income that would have been earned if all stores sold to WBA had been supported under the TSA for that period.

Adjusted EBITDA for our Retail Pharmacy Segment, which includes Rite Aid stores, RediClinic and Health Dialog, increased $2.1 million compared to pro forma Adjusted EBITDA for last year. This improvement was driven by strong pharmacy gross margin and effective expense management.

In our Pharmacy Services Segment, which includes EnvisionRxOptions, Adjusted EBITDA decreased $14.7 million due to investments we made for growth. At the same time, we have a strong pipeline of prospects and have gained some additional lives for our commercial insurance business. Our Medicare Part D enrollment remains strong and we’ve also submitted a bid to re-enter the California market in calendar 2019.

During the quarter, we also made significant progress in building momentum for key areas of our business.

We successfully relaunched our award-winning loyalty program to become wellness+ rewards. Customers are responding very positively to the program’s new features, like our simplified enrollment process and the launch of BonusCash. As a result, transactions earning or redeeming BonusCash have more than doubled compared to Plenti points. Great job, team!

Here are some other highlights from the quarter:

- We introduced 160 redesigned or new own brand items, an area of our business that will continue to be a key opportunity.

- We completed 49 store remodels, which means that Wellness stores now represent more than two-thirds of our retail footprint.

- We more than doubled our number of non-flu immunizations, thanks in part to the availability of the new Shingrix vaccine and the progress we’ve made with operating more efficiently in the pharmacy.

- We saw exciting early results from our new Medication Support team, a collaboration between Health Dialog and Rite Aid that engages with patients to improve their medication adherence.

- We transitioned to a new field leadership structure, which reduced the number of stores in each district and region and allows for more frequent store visits from leaders.

- And finally, we reached an all-time high for overall customer satisfaction during the quarter. We have now increased customer satisfaction for six consecutive quarters compared to the prior year. Again, great job team!

Overall, we are pleased with the progress we’re making as we implement our new strategy. In a consolidating and evolving marketplace, we are working hard to defend and improve our competitive position.

At the same time, after carefully reviewing our strategic options, we believe we have a unique opportunity to further accelerate these efforts and significantly enhance our competitive position through the combination with Albertsons.

Through this merger, we will enhance our scale and density to better compete in existing markets, gain access to new markets, significantly improve our omni-channel capabilities and create the opportunity to achieve substantial cost synergies and revenue growth, all of which will strengthen our financial profile.

By transforming our business from a strong regional pharmacy player into a top-five food and drug retailer, we will be even better positioned to deliver significant value to our customers and shareholders.

As we continue pursuing this strategic opportunity, thanks for all you’re doing to execute our strategy, focus on key initiatives and support each other in delivering a great Rite Aid Experience. We’ve been working really hard to build momentum for our organization, from further integrating our unique healthcare businesses to completing additional Wellness store remodels and driving strong growth in our clinical pharmacy service offerings.

The fact that we are succeeding in these areas while also increasing customer satisfaction speaks volumes about the great team we have at Rite Aid. Remember, behind every positive result, is a positive customer experience. Thanks for watching, and have a great day!

Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid Corporation (“Rite Aid”) and Albertsons Companies, Inc. (“Albertsons”) and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements. Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement. The words “expect,” “believe,” “estimate,” “anticipate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of Albertsons and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve its guidance, its cost-cutting synergies, its incremental revenue opportunities or it may take longer or cost more than expected to achieve those synergies and opportunities; the risk that the market may not value the combined company at a similar multiple to earnings as that applied to the companies that Rite Aid and Albertsons believe should be comparable to the combined company, and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018 filed with the Securities and Exchange Commission (“SEC”) and in the definitive proxy statement/prospectus that was filed with the SEC on June 25, 2018 in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Rite Aid undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. All information regarding Rite Aid assumes completion of Rite Aid’s previously announced transaction with Walgreens Boots Alliance, Inc. There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all. For further information on such transaction, see Rite Aid’s Form 8-K filed with the SEC on March 28, 2018.

Additional Information and Where to Find It

In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared a registration statement on Form S-4 that included a proxy statement/prospectus. The definitive proxy statement/prospectus was filed with the SEC on June 25, 2018. The registration statement has been declared effective by the SEC. Rite Aid has mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s website (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s website (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on the SEC’s website (www.sec.gov) and on Albertsons’ website at www.albertsonscompanies.com.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.